November 16, 2016

By Edgar Correspondence Submission

Mr. Wilson K. Lee

Senior Staff Accountant

Office of Real Estate & Commodities

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Mr. Lee:

We are in receipt of your letter dated November 10, 2016 to Mr. Harold Brown, Treasurer and Director of NewReal, Inc., the sole general partner of New England Realty Associates Limited Partnership (the “Partnership”), which provided comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), File No. 1-31568. We have repeated each of the Staff’s comments in full and the Partnership’s response to each comment is noted directly below the quoted comment.  We will make the changes discussed in our responses in future filings, as applicable, commencing with our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Staff comment:

Contractual Obligations. Page 34

1)

Please revise future annual reports to include a table of contractual obligations in substantially the format outlined within the requirements of Item 303(A)(5) of Regulation S-K.  As part of such presentation, please disclose your cash requirements for interest on your debt obligations.  Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”. To the extent material changes occur between the annual report and interim period ends, such changes may be discussed in narrative during the interim period.

Partnership response:

We have considered the comments of the staff and will make the changes in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and continue to do so in all future Annual Report on Form 10-K filings.  Material changes occurring between annual and interim period ends will be discussed in narrative form in all future Quarterly Reports on Form 10-Q.

Staff comment:

Schedule III

2)

Given the nature of your business, pursuant to Rule 5-04(c) of Regulation S-X, please revise future annual reports to include the schedule of real estate and accumulated depreciation in substantially the same format outlined within the requirements of Rule 12-28 of Regulation S-X.

Partnership response:

We have considered the comments of the staff and will include a schedule in substantially the same format outlined within the requirements of Rule 12-28 of Regulation S-X in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and continue to do so in all future Annual Report on Form 10-K filings.

In connection with this response, on behalf of the Partnership I acknowledge that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald Brown

President

NEW ENGLAND REALTY ASSOCIATES

LIMITED PARTNERSHIP

BY:  Ronald Brown

President of NewReal, Inc., Its General Partner